EXHIBIT 4.4

DESCRIPTION OF THE REGISTRANT'S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

SinglePoint Inc. has one class of securities registered under Section 12 of the Securities Act of 1934, as amended; our common stock. The following description of our common stock is a summary and is qualified in its entirety by reference to our Amended and Restated Articles of Incorporation (as amended, the “Articles of Incorporation”) and our Amended and Restated By-Laws (the “By-Laws”), which are included as exhibits to the Annual Report on Form 10-K/A of which this exhibit is a part. We encourage you to read the Articles of Incorporation and By-Laws as well as the applicable provisions of the Nevada Revised Statutes (“NRS”) for more information.

References herein to “we,” “our,” “us,” the “Company,” or “SinglePoint” refer to SinglePoint Inc., a Nevada corporation.

Common Stock

As of March 29, 2024, we had 192,307,693 authorized shares of common stock, par value $0.0001 per share, and 4,276,638 shares outstanding.

Voting

Each stockholder shall have one vote for every share of stock entitled to vote, which is registered in his or her name on the record date for the meeting, except as otherwise required by law or the Articles of Incorporation.

All elections of directors are determined by a plurality of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of stockholders at which a quorum is present. Except as otherwise required by law or the Articles of Incorporation, all matters other than the election of directors are determined by the affirmative vote of the holders of a majority of the shares entitled to vote on that matter and represented in person or by proxy at a meeting of stockholders at which a quorum is present.

Dividend Rights

No dividends are payable unless declared by the Board.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Class A Convertible Preferred Stock, the remaining assets of the Company available for distribution to its stockholders shall be distributed among the holders of shares of our common stock and any other class or series of stock of the Company, excluding holders of shares of Class A Convertible Preferred Stock, pro rata based on the number of shares held by each such holder.

Other Matters

The holders of our common stock have no cumulative voting or preemptive or redemption rights. All of our common stocks are fully paid and non-assessable.

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Nevada Business Combination Statutes

The “business combination” provisions of Sections 78.411 to 78.444, inclusive, of the NRS, generally prohibit a Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the transaction is approved by the Board prior to the date the interested stockholder obtained such status or the combination is approved by the Board and thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

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the combination was approved by the Board prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the Board before the person became an interested stockholder or the combination is later approved by a majority of the voting power held by disinterested stockholders; or

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if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, (b) the market value per share of common stock on the date of announcement of the combination and the date the interested stockholder acquired the shares, whichever is higher, or (c) for holders of preferred stock, the highest liquidation value of the preferred stock, if it is higher.

A “combination” is generally defined to include mergers or consolidations or any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, with an “interested stockholder” having: (a) an aggregate market value equal to 5% or more of the aggregate market value of the assets of the corporation, (b) an aggregate market value equal to 5% or more of the aggregate market value of all outstanding voting shares of the corporation, (c) more than 10% of the earning power or net income of the corporation, and (d) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within two years, did own) 10% or more of the voting power of the outstanding voting shares of a corporation. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Nevada Control Share Acquisition Statutes

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders of record, including at least 100 stockholders of record who are Nevada residents, and that conduct business in Nevada directly or through an affiliated corporation. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third or more but less than a majority, and a majority or more, of the outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days thereof become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. We have not opted out of the control share statutes, and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of us.

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